Partial Cancellation of Stock Options

On August 28, 2008, Shinhan Financial Group (the “Group”) decided to cancel 16,800 shares of stock options through the resolution of its Board of Directors.

Under Article 14, Paragraph 10, Subparagraph 1 of the Group’s Article of Incorporation, the Group may cancel previously granted stock options upon BOD approval if grantees choose to retire/leave the Group or cause the Group material damage either intentionally or by accident.

Following the cancellation, the total number of stock options outstanding decreased to 7,940,278 shares as of August 28, 2008.

The followings are the details of the cancelled stock options:

<Cancellation of granted stock options>

Description	Cancelled Stock Options
Jung, Yoo Shin, executive of GMSH Securities, our wholly owned brokerage subsidiary	15,000 options

Lim, Chae Sung, employee of Shinhan Bank, our wholly owned bank subsidiary	1,800 options